Dermata Therapeutics, Inc.
3525 Del Mar Heights Rd., #322
San Diego, CA 92130

May 11, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dermata Therapeutics, Inc.
Registration Statement on Form S-1
Filed May 4, 2022
File No. 333-264668

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Dermata Therapeutics, Inc. hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:00 p.m., Eastern Time, on May 13, 2022, or as soon as practicable thereafter.

Please call Steven Skolnick of Lowenstein Sandler LLP at 646-414-6947 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

DERMATA THERAPEUTICS, INC.

By:	/s/ Gerry Proehl
Name:	Gerry Proehl
Title:	Chief Executive Officer